United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Coca-Cola Company
Name of persons relying on exemption: Harrington Investments, Inc.

Address of persons relying on exemption:

1001 2nd Street Suite 325 Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 22, 2022

Dear Fellow Coca-Cola Shareholders:

Harrington Investments, Inc. a registered investment advisor, seeks your support for Item 5, Shareowner Proposal Regarding a Global Transparency Report, on The Coca-Cola Company 2022 proxy ballot.

The proposal requests Coca-Cola to prepare a report on global public policy and political influence, to be updated annually, disclosing:

1)	Company expenditures and activities outside of the United States:

a.	Company funding and in-kind support directed to candidates or electioneering, lobbying, and charitable donations for the preceding year including:

i.	Recipients and amounts.

ii.	Company membership in or payments to nongovernmental organizations including trade and business associations, scientific or academic organizations and charities.

iii.	The rationale for these activities.

The concern for investors is that although Coca-Cola has made progress in disclosing political activities in the U.S. over the past few years, a comprehensive picture of its international spending to influence global policy is still unavailable for shareholders. For years, investors have raised concerns about the secretive nature of corporate political spending and the need for greater transparency in this area.1 Recent political events in the U.S.—from the violent attack on the U.S. Capitol in the wake of the presidential election to voter suppression measures gaining traction in state legislatures—have exposed how corporate political activity is fraught with risk.

The Coca-Cola Company provides a statement on its website indicating that the company values transparency:

“Public Disclosures:  We strive to be as transparent as possible, in all aspects of our business. This includes our public policy engagement activity.”

However, Coca-Cola’s spending to influence and engage on public policy outside of the United States is not consistently disclosed. As a truly global corporation, Coca-Cola is the world’s largest beverage company and operates in approximately 200 countries.2 As of 2019, Coca-Cola products were sold in all but 2 countries – Cuba and North Korea.3 Despite the global scope of our operations, our company does not currently comprehensively disclose its involvement in politics and advocacy on public policies outside of the U.S.

We believe that a lack of disclosure of corporate political activity presents significant risks to investors. In March 2021, Vanguard cautioned that “poor governance of corporate political activity, coupled with misalignment to a company’s stated strategy or a lack of transparency about the activity, can manifest in financial, legal, and reputational risks that can affect long-term value.”4 A recent investor statement from the Interfaith Center on Corporate Responsibility (ICCR), a coalition of investors representing over $US 2 trillion in assets, noted that “corporate political spending has a destabilizing effect on the broader economic and cultural environment, inhibiting the long-term sustainability of business…”5 Based on these concerns, we believe the corporation should disclose detailed data on global political contributions, lobbying, and support for trade associations, charitable and scientific organizations, thus all corporate political activities even though it may not be mandated by law in the various countries our company operates.

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1 Ciara Torres-Spelliscy, “More Shareholders Seek transparency on Corporate Political Spending and Climate Change.” Brennan Center for Justice, June 16, 2021, https://www.brennancenter.org/our-work/analysis-opinion/more-shareholders-seek-transparency-corporate-political-spending-and

2 “How many countries does Coca-Cola operate in?” AnswerstoAll. Accessed October 26, 2021, https://answerstoall.com/technology/how-many-countries-does-the-coca-cola-company-operate-in/

3 De Luce, Ivan, “Coca-Cola is sold in all but 2 countries on earth. Here’s what their ads look like around the world.” Business Insider, August 13, 2019. Accessed October 26, 2021, https://www.businessinsider.com/what-coca-cola-ads-look-like-around-the-world-2019-8.

4 Vanguard. “Vanguard Investment Stewardship Insights: How to Evaluate Corporate Political Activity Shareholder proposals.” March 2021, https://about.vanguard.com/investment-stewardship/perspectives-and-commentary/INVSPOLS_032021.pdf

5 Interfaith Center on Corporate Responsibility. Investor Statement on the Risks of Corporate political Spending.” February 3, 2021, https://www.iccr.org/sites/default/files/blog_attachments/investor_statement_on_the_risks_of_corporate_political_spending_02.03.21.pdf

1.	A Blind Spot: Current Coca-Cola Disclosures of Corporate Political Activity Fail to Cover International Operations and Do Not Account for the Full Scope of Political Activity

Measurements such as CPA-Zicklin Index demonstrate the progress a corporation can make in providing greater transparency on corporate spending in the U.S. to influence elections. And while measurements focusing on U.S. lobbying and electioneering provide insight into corporate political activity, it is becoming increasingly important to investors to better understand the full scope of political activities in all international markets.

A recent analysis, Feed the Truth’s FACT Index, demonstrates just how little information Coca-Cola publicly discloses about its international political activities considering corporate spending on electioneering and lobbying as well as science and charity. And what disclosures the corporation does offer largely hew to what is required strictly by law versus what is of critical importance to investors.

For instance, substantially less information is available or required to be disclosed for corporate political activities outside the U.S. and Coca-Cola’s disclosures overwhelmingly reflect as much. Also globally, only a handful of countries regulate lobbying at all, let alone regulating electioneering, political giving, other corporate political activities.6 As a global corporation with operations, investors, employees, and consumers in more than 200 countries, and with approximately 65% of annual revenue being generated in these international markets outside the U.S., Coca-Cola would be well served by a full, annual, public accounting of its political activities across all its geographies.

As noted, corporate political activity is not limited to lobbying, campaign donations and other election-related spending. It also encompasses corporate-funded scientific research and charitable giving which serve to shape policymaker perceptions and influence policymaking, regulations and rule-setting. For investors, the difference between knowing that scientific studies favorable to a corporation are independent or are paid for by the corporation is not insubstantial. For instance, independent studies may strengthen sales and trust in the corporation; company funded studies, in contrast, are ignored, scorned, or even become a publicity nightmare, such as when the New York Times revealed that Coca-Cola was covertly funding the Global Energy Balance Network based at the University of Colorado, a research network set up to promote the message that sugar sweetened beverages are no more responsible for the rise in obesity levels than any other foods or a lack of physical activity.78

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6 Watson, L. (2016, November 30). Influence Abroad: The state of global lobbying disclosure. Sunlight Foundation. Retrieved March 31, 2022, from https://sunlightfoundation.com/2016/11/30/influence-abroad-the-state-of-global-lobbying-disclosure/

7 Nicole Wetsman, “Coca-Cola funds health research—and can kill the studies it doesn’t like,” Popular Science, May 10, 2019.

8 Anahad O’Connor, “Coca-Cola Funds Scientists Who Shift Blame for Obesity Away from Bad Diets.” New York Times, August 9, 2015, https://well.blogs.nytimes.com/2015/08/09/coca-cola-funds-scientists-who-shift-blame-for-obesity-away-from-bad-diets/

Furthermore, the disclosure of charitable donations is important to investors as it can provide insight into what corporations are doing to gain favor and dissuade potential critics, such as when Coca-Cola is deemed the world’s top plastic polluter in the same year it makes large donations to the Nature Conservancy and other environmental causes.910 Charity is also a means for corporations to improve public image, obscure liabilities, and otherwise deflect regulation. One example is Tyson Foods’ claim that its corporate grantmaking addresses the most important risks facing the communities it operates in. At the same time it faced allegations that during the COVID-19 pandemic it knowingly risked the health and lives of employees working in its plants.11,12 Economists recently estimated that as much as $1 billion a year of corporate philanthropy is used to sway congressional representatives in the U.S.-- over twice as much as spent on contributions from political action committees (PAC).13 Researchers concluded that “Absent of disclosure requirements, charitable giving may be a form of corporate political influence undetected by voters and subsidized by taxpayers.”

2.	The Coca-Cola Company’s Lack of Disclosure of International Political Activities Presents Significant Risks to Investors

For food and beverage corporations like Coca-Cola, which rely heavily on consumer trust and public good will, there is no denying the value of political transparency in a world where public officials, journalists, NGOs, social movements, and even social media can quickly and publicly reveal business practices that are at odds with brand reputation and values.

In the food industry, a particular arena of abuse is support for scientific advocacy intended to shape policymaker perceptions and influence policymaking, regulations and rule-setting. Coca-Cola funded the global industry lobby group International Life Sciences Institute to produce research that has helped slow, or stall altogether, public health policy from India to Mexico, China to Brazil.14

Other company-sponsored advocacy that may interfere with public health policies occurs through national trade associations. For instance, a Coca-Cola supported trade association, ConMexico, lobbied the Mexican government to postpone food labeling regulations - the lobbying outcome generated widespread criticism due to negative impacts on public health.15

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9 Matt Franklin, “Coca-Cola, Nestle, and PepsiCo named top plastic polluters for the second year in a row,” Break Free From Plastic, October 23, 2019, https://www.breakfreefromplastic.org/2019/10/23/brand-audit-report-2019-press-release/

10 The Coca-Cola Foundation Charitable Giving List for 2019: https://www.coca-colacompany.com/content/dam/journey/us/en/policies/pdf/the-coca-cola-foundation/The-Coca-Cola-Foundation-Charitable-Giving-List-2019.pdf

11 Tyson Foods 2020 ESG Hub: https://www.tysonsustainability.com/people/communities/community-impact

12 Associated Press, “Families of 3 dead workers sue Tyson Foods over Coronavirus outbreak,” Fortune, June 26, 2020, https://fortune.com/2020/06/26/tyson-foods-coronavirus-lawsuit/

13 Bertrand, Marianne, Matilde Bombardini, Raymond Fisman, and Francesco Trebbi. 2020. "Tax-Exempt Lobbying: Corporate Philanthropy as a Tool for Political Influence." American Economic Review, 110 (7): 2065-2102, https://pubs.aeaweb.org/doi/pdfplus/10.1257/aer.20180615.

14 “Partnership for an unhealthy planet: How big business interferes with global health science and policy,” Corporate Accountability, September 2020. Accessed October 26, 2021, https://www.corporateaccountability.org/wp-content/uploads/2020/09/Partnership-for-an-unhealthy-planet.pdf.

15 Espinosa, Veronica, “México: compañías usan la pandemia para pedir prórroga al etiquetado de alimentos,” Ojo Publico, March 24, 2020, https://ojo-publico.com/1702/mexico-empresas-ponen-de-pretexto-la-pandemia-para-aplazar-etiquetado.

This type of political spending often is in direct conflict with Coca-Cola’s stated values or publicly held positions, which can damage brand reputation and put investors at risk.

3.	Coca-Cola Needs to Commit to Increased Transparency Given the Current Political Environment and Growing Momentum from Investors

There is already incredible momentum for global food corporations to open their books and go even further to ensure their political spending aligns to their values. Political transparency resolutions proliferated in the wake of the U.S. Supreme Court Citizens United ruling in 2010 that loosened corporate political spending requirements. But now, with many corporations, including Coca-Cola, PepsiCo, and Tyson Foods, temporarily suspending and/or reviewing political spending in the wake of the Capitol insurrection, the call for political transparency is only accelerating. In 2021, several political disclosure resolutions received a majority vote, and we expect even greater results this year.

We urge you to vote for Item 5, the shareholder proposal requesting a global transparency report on Coca-Cola’s political activity.

Sincerely,

John C. Harrington

President & CEO

Harrington Investments, Inc.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Harrington Investments, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Harrington Investments, Inc. urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing.

The views expressed are those of the authors and Harrington Investments, Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.